82-03138

BAE Systems surface ship build and naval support discussions

14 December 2006

BAE Systems plc and VT Group plc announce that they are in early discussions regarding the combination of their surface ship build and naval support businesses into a joint venture. BAE Systems' submarines business is not included within the scope of these discussions. This initiative is in line with the Defence Industrial Strategy of the Ministry of Defence.

A further announcement will be made in due course.

Issued by:
BAE Systems plc
London